UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

     For the fiscal year ended December 31, 2002

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from _______________ to _______________

     Commission file number 0-556

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  SUREWEST KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SUREWEST COMMUNICATIONS
                                200 VERNON STREET
                           ROSEVILLE, CALIFORNIA 95678

                              REQUIRED INFORMATION


                                  SureWest KSOP

                              Financial Statements
                           and Supplemental Schedules

                           December 31, 2002 and 2001
                        and year ended December 31, 2002



                                    Contents


Report of Independent Auditors..........................................2

Financial Statements

Statements of Net Assets Available for Benefits.........................3
Statement of Changes in Net Assets Available for Benefits...............4
Notes to Financial Statements...........................................5


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).........13
Schedule H, Line 4j - Schedule of Reportable Transactions..............14

Signatures.............................................................15

Exhibit Index..........................................................16

                         Report of Independent Auditors

The Administrative Committee
SureWest KSOP

We have audited the accompanying statements of net assets available for benefits of the SureWest KSOP as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                     /s/ Ernst & Young LLP

Sacramento, California
May 28, 2003

                                  SureWest KSOP

                 Statements of Net Assets Available for Benefits



                                                                                   December 31,
                                                                             2002                2001
                                                                      ----------------------------------------
Assets
Cash                                                                    $             -     $           793

Investments                                                                  66,128,968          84,952,915

Accrued interest receivable                                                           -               3,476
                                                                      ----------------------------------------

Total assets                                                                 66,128,968          84,957,184

Liabilities
Excess contributions due to participants                                              -              14,069

Due to broker for securities purchased                                                -               9,800
                                                                      ---------------------------------------

Total liabilities                                                                     -              23,869
                                                                      ----------------------------------------

Net assets available for benefits                                       $    66,128,968     $    84,933,315
                                                                      ========================================


See accompanying notes.

                                  SureWest KSOP

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


Additions to net assets attributed to:
Interest and dividend income                                                          $     1,732,348

Contributions:
   Participants                                                                             3,810,409
   Employer                                                                                 1,961,164
   Rollovers                                                                                  335,970
                                                                                 ---------------------------
                                                                                            6,107,543
                                                                                 ---------------------------

       Total additions                                                                      7,839,891

Deductions from net assets attributed to:
   Benefits and withdrawals paid to participants                                           11,269,309
   Net depreciation in fair value of investments                                           15,374,929
                                                                                 ---------------------------

       Total deductions                                                                    26,644,238
                                                                                 ---------------------------

Net decrease                                                                              (18,804,347)

Net assets available for benefits:
   Beginning of year                                                                       84,933,315
                                                                                 ---------------------------

   End of year                                                                        $    66,128,968
                                                                                 ===========================


See accompanying notes.

                                  SureWest KSOP

                          Notes to Financial Statements

                           December 31, 2002 and 2001


1. Plan Description

General

The SureWest KSOP (the "Plan") is a defined contribution plan established by SureWest Communications ("SureWest" or the "Company") effective January 1, 1999. Effective December 31, 2001, the Plan was merged with the SureWest Communications Retirement Supplement Plan, with the Plan being the surviving plan. All employees of SureWest and participating subsidiaries are eligible to participate in the Plan on the first day of the month coincident with or immediately following the date upon which they complete one month of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has two features, a "Stock Bonus" feature and an "Employee Stock Ownership" feature, qualifying under Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "Code").

Effective January 1, 2002, the Plan was amended to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Contributions

During the period from January 1, 2002 through April 30, 2002, participants could contribute, subject to certain limitations imposed by the Code, from 1% to 15% of their monthly salaries to the Plan. Effective May 1, 2002, participants may contribute, subject to certain limitations imposed by the Code, from 1% to 50% of their monthly salaries, on a pre- or after-tax basis, to the Plan. Pre- and after-tax contributions are limited to 50% of each Participant's compensation. During the year ended December 31, 2002, SureWest was required to contribute to the Plan each month an amount equal to 100% of the total monthly participant contributions to the Plan, up to 6% of each participant's salary, after one year of service.

                                  SureWest KSOP

1. Plan Description (continued)

Contributions (continued)

Effective  May  1,  2002,  all  participant  and  Company  contributions  became
participant-directed.     Previously,     all    such     contributions     were
nonparticipant-directed.

The Plan is authorized to accept the transfer of assets to the Plan that qualify as rollover contributions within the meaning of the Code.

Participant Accounts

Separate accounts are maintained for each participant's contributions, consisting of an Employee Account and a Company Account. Each Employee Account and Company Account is credited with the participant's and the Company's contributions, respectively. Plan earnings are allocated to each participant's Employee Account and Company Account. Such allocations are based on the ratio of the participant's account balances to all participants' account balances in each investment fund. The aggregate benefit to which a participant is entitled is the amount that can be provided from the participant's vested accounts.

Vesting and Payment of Benefits

Participants' Employee and Company Accounts are fully vested and non-forfeitable at all times. In the event of a participant's termination, retirement, death or disability, the value of the participant's Employee and Company Accounts may, at the election of the participant, be distributed in accordance with the Plan's distribution options to the participant or the participant's beneficiary as of the date of the distribution request. Participants at the age of 59-1/2 may elect to withdraw their Employee and Company Accounts, upon the consent of the Administrative Committee. Additionally, under certain circumstances, participants may withdraw specified amounts from their Employee Accounts if they have a financial hardship.

                                  SureWest KSOP

1. Plan Description (continued)

Vesting and Payment of Benefits (continued)

Distributions of benefits under the Plan are generally made in cash. However, if the participant invests in the SureWest Company Stock Fund and so elects, the distribution may be made in whole shares of SureWest common stock, or a combination of both cash and stock. The number of whole and fractional shares of SureWest common stock that shall be distributed to the participant is determined by dividing (a) the value of their Company and Employee Accounts held in the SureWest Company Stock Fund at the termination date by (b) the fair market value of one share of SureWest common stock on the date the distribution is requested. Any balance in the participant's account representing a fractional share and/or any cash insufficient to purchase a whole share of common stock is distributed in cash.

The following amounts were distributed to participants or their beneficiaries:

                                                 Year ended December 31,
                                                           2002
                                                ---------------------------

         Shares of SureWest common stock             $     2,507,890
         Cash                                              8,761,419
                                                ---------------------------

                                                     $    11,269,309
                                                ===========================

Administrative Expenses and Services

SureWest pays all administrative expenses, except for investment fund administration of the Plan, and provides the Plan with certain additional administrative services without charge. Investment fund administrative expenses are (a) allocated to the participants' Employee and Company Account balances based on the participant's pro rata ownership interest in each fund and (b) recorded as a component of net depreciation in fair value of investments in the statement of changes in net assets available for benefits.

                                  SureWest KSOP

1. Plan Description (continued)

Plan Termination

While it has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, the full value of the Employee and Company Accounts of all participants affected thereby would remain fully vested and nonforfeitable.

Reclassifications

Certain amounts in the Plan's 2001 financial statements have been reclassified to conform with the 2002 financial statement presentation.

2. Summary of Significant Accounting Policies

Contributions

Contributions from participants are recorded by the Plan when they are received by SureWest. Contributions from SureWest are recorded by the Plan when they become obligations of the Company.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The Company's common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent their respective net asset values on the last business day of the Plan year. Shares of the collective trust fund are valued at the quoted redemption value on the last business day of the Plan year. Shares of the institutional money market account are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                  SureWest KSOP

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the period from May 1, 2002 through December 31, 2002, the Plan's investments were held in trust by the Vanguard Fiduciary Trust Company ("Vanguard"). Through April 30, 2002, the Plan's investments were held in trust by Wells Fargo Bank N.A. ("Wells Fargo"). Effective May 1, 2002, the Plan's trust agreement requires the trustee to invest the Plan's assets into various fund options as directed by each participant.

Investments that represented 5% or more of the fair value of the Plan's net assets were as follows:

                                                                                  December 31,
                                                                             2002              2001*
                                                                      --------------------------------------
         Shares of SureWest common stock                                $    46,987,878    $    80,136,524
         Shares of Vanguard Prime Money Market Fund                           3,350,387                  -

          *As of December 31, 2001, all investments held by the Plan were nonparticipant-directed.

The Plan's investments, including investments purchased, sold and held during the year, appreciated (depreciated) in fair value as follows:

                                                                                  Year ended December 31,
                                                                                            2002
                                                                                 ---------------------------
         Shares of SureWest common stock                                              $   (14,392,945)
         Shares of registered investment companies                                           (995,338)
         Shares of collective trust fund                                                       13,354
                                                                                 ---------------------------

                                                                                      $   (15,374,929)
                                                                                 ===========================

                                  SureWest KSOP

4. Nonparticipant-Directed Investments

As of December 31, 2001 and during the period from January 1, 2002 through April 30, 2002, all of the investments held by the Plan were nonparticipant-directed.

The fair values of the Plan's nonparticipant-directed investments were as follows:

                                                             December 31, 2001
                                                         -----------------------

         Shares of SureWest common stock                      $    80,136,524
         Shares of institutional money market account               3,833,777
         Shares of collective trust fund                              982,614
                                                         -----------------------

                                                              $    84,952,915
                                                         =======================

The following information relates to the significant components of the changes in net assets relating to the nonparticipant-directed investments:

                                                                Period from
                                                              January 1, 2002
                                                                 through
                                                              April 30, 2002
                                                         -----------------------

         Contributions                                        $     1,712,358
         Interest and dividends                                       374,254
         Net appreciation in fair value of investments              6,489,365
         Benefits and withdrawals paid to participants            (10,138,300)
                                                         -----------------------

                                                              $    (1,562,323)
                                                         =======================

                                  SureWest KSOP

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the Plan's financial statements to the Form 5500:

                                                                                  December 31,
                                                                             2002               2001
                                                                      --------------------------------------
         Net assets available for benefits per the
           financial statements                                         $    66,128,968    $    84,933,315

         Less:  Amounts allocated to withdrawing participants                  (152,912)        (2,064,534)
                                                                      --------------------------------------

         Net assets available for benefits per the
           Form 5500                                                    $    65,976,056    $    82,868,781
                                                                      ======================================

The following is a reconciliation of benefits paid to participants per the Plan's financial statements to the Form 5500:

                                                                                        Year ended
                                                                                     December 31, 2002
                                                                                ---------------------------
         Benefits and withdrawals paid to participants per the
           financial statements                                                      $    11,269,309

         Add:  Amounts allocated on Form 5500 to withdrawing
           participants at December 31, 2002                                                 152,912

         Less:  Amounts allocated on Form 5500 to withdrawing
           participants at December 31, 2001                                              (2,064,534)
                                                                                ---------------------------

         Benefits paid to participants per the Form 5500                             $     9,357,687
                                                                                ===========================

Amounts allocated to withdrawing participants are recorded as benefits payable in the Form 5500 for benefit claims processed and approved for payment prior to year-end, but not yet paid as of year-end.
                                       11

                                  SureWest KSOP

6. Transactions With Parties-In-Interest

Effective May 1, 2002, the Plan's investments, which currently consist of shares of SureWest common stock and shares of various registered investment companies, are managed by Vanguard. Prior to May 1, 2002, the Plan's investments, which previously consisted of shares of SureWest common stock, shares of an institutional money market account and shares of a collective trust fund, were managed by Wells Fargo. Because the Plan covers substantially all full-time employees of SureWest, and because Vanguard and Wells Fargo served as trustees of the Plan, these investments constitute transactions with parties-in-interest.

During the year ended December 31, 2002, the Plan purchased 35,286 shares of SureWest common stock with an aggregate cost of $1,131,087. In addition, during the year ended December 31, 2002, the Plan sold 371,004 shares of SureWest common stock, including the 300,000 shares described below, with an aggregate fair value at the date of sale of $17,171,644. The Plan received dividends from SureWest of $1,409,508 during the year ended December 31, 2002.

On June 3, 2002, SureWest purchased 300,000 shares of its common stock from the Plan at a price of $50.00 per share. The Company utilized two independent fairness opinions rendered by third-parties to determine the purchase price of these shares.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a), 401(k) and 4975(e)(7) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

                                                              EIN: HF-68-0365195
                                                                 Plan Number 003

                                  SureWest KSOP

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2002


                                                                        (c)
                                                              Description of Investment
                               (b)                         Including Maturity Date, Rate of
               Identity of Issue, Borrower, Lessor,            Interest, Collateral, Par               (e)
 (a)                     or Similar Party                        or Maturity Value                 Current Value
------- ---------------------------------------------------- ------------------------------------ -----------------

Common Stock:
*       SureWest Communications                               1,263,115 shares, without par
                                                                value                               $  46,987,878

Registered Investment Companies:
*       American Funds EuroPacific Growth Fund                19,811 shares                               455,069

*       Vanguard 500 Index Fund Investor Shares               18,072 shares                             1,466,530

*       Vanguard Capital Opportunity Fund                     98,491 shares                             1,674,352

*       Vanguard Growth & Income Fund Investor Shares         62,192 shares                             1,352,678

*       Vanguard LifeStrategy Conservative Growth Fund        230,921 shares                            2,960,411

*       Vanguard LifeStrategy Growth Fund                     25,936 shares                               372,435

*       Vanguard LifeStrategy Income Fund                     179,471 shares                            2,211,083

*       Vanguard LifeStrategy Moderate Growth Fund            157,314 shares                            2,181,944

*       Vanguard Prime Money Market Fund                      3,350,387 shares                          3,350,387

*       Vanguard Total Bond Market Index Fund                 300,212 shares                            3,116,201
                                                                                                  -----------------

                                                                                                    $  66,128,968
                                                                                                  =================

* A party-in-interest as defined by ERISA.
Column (d) cost, has been omitted, as investments are all participant directed.

                                                              EIN: HF-68-0365195
                                                                 Plan Number 003


                                  SureWest KSOP

            Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year ended December 31, 2002


        (a)                    (b)                  (c)             (d)              (g)             (h)            (i)
                                                                                                Current Value
                                                                                                 of Asset on
 Identity of Party        Description of                                                         Transaction     Net Gain/
     Involved               Investment         Purchase Price  Selling Price    Cost of Asset       Date          (Loss)
------------------------------------------------------------------------------------------------------------------------------

Category (iii) - A series of transactions in excess of 5% of the Plan assets

Wells Fargo Bank,    Institutional Money
   N.A.                Market Account            $ 2,070,264     $         -     $ 2,070,264     $ 2,070,264    $         -

Wells Fargo Bank,    Institutional Money
   N.A.                Market Account                      -       5,904,041       5,904,041       5,904,041              -


Note: There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2002. Columns (e) and (f) for "Lease Rental" and "Expense Incurred with Transaction" are not applicable.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 26, 2003          SUREWEST KSOP


                              /s/ Brian H. Strom
                              --------------------------------------------------
                              BRIAN H. STROM
                              President and CEO

                                  SureWest KSOP
                                  Exhibit Index


   Exhibit No.                        Description                          Method of Filing               Page
23.1               Consent of Ernst & Young LLP, Independent Auditors            Filed                     17
                                                                               herewith
99.1               Certification Pursuant to Section 906 of the                  Filed                     18
                   Sarbanes-Oxley Act of 2002                                  herewith


                                  EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-87222) pertaining to the SureWest KSOP of our report dated May 28, 2003, with respect to the financial statements and schedules of the SureWest KSOP included in this Annual Report (Form 11-K) for the year ended December 31, 2002.



                                          /s/ Ernst & Young LLP

Sacramento, California
June 20, 2003

                                  EXHIBIT 99.1


                            CERTIFICATION PURSUANT TO
                 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The SureWest KSOP (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jay B. Kinder, Chairman of the Administrative Committee, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

          (a) The Report fully complies with Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (b) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

                                    /s/ Jay B. Kinder
                                    -------------------------
                                    Jay B. Kinder, Chairman
                                    Administrative Committee

                                    Date: June 26, 2003